Exhibit 99.1

Scorpio Bulkers Inc. Announces Financial Results for the Fourth Quarter of 2014

Monaco-(Marketwired - March 4, 2015) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers,” or the “Company”) today reported its results for the three months and year ended December 31, 2014.  The Company had minimal operations from the period from March 20, 2013 (date of inception) to December 31, 2013.

Results for the three months and year ended December 31, 2014

For the three months ended December 31, 2014, the Company had a net loss of $72.0 million, or $0.48 basic and diluted loss per share.  This loss includes the loss on disposal of assets of $55.5 million and the noncash amortization of stock-based compensation of $6.3 million.   The Company’s adjusted net loss was $16.5 million (see Non-GAAP Measures section below), or $0.11 basic and diluted loss per share, which excludes a loss on disposal of assets of $55.5 million, or $0.37 loss per share.

For the year ended December 31, 2014, the Company had a net loss of $116.6 million, or $0.85 basic and diluted loss per share.  This loss includes the loss on disposal of assets of $55.5 million and the noncash amortization of stock-based compensation of $23.9 million. The Company’s adjusted net loss was $61.1 million (see Non-GAAP Measures section below), or $0.45 basic and diluted loss per share, which excludes a loss on disposal of assets of $55.5 million, or $0.40 loss per share.

The Company had minimal operations during the period from March 20, 2013 (date of inception) to December 31, 2013 so the prior year periods are not comparable to results for the three months and year ended December 31, 2014.

Explanation of Components of Financial Results for the Fourth Quarter of 2014 and 2013

For the three months ended December 31, 2014, the Company recorded a net loss of $72.0 million.  The Company recorded a net loss of $3.6 million for the three months ended December 31, 2013.

Time charter equivalent, or TCE revenue, a Non-GAAP measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.

TCE revenue was $17.6 million for the three months ended December 31, 2014, associated with 22 vessels time chartered-in and two vessel owned, for which TCE revenue per day was $8,660 (see the breakdown of daily TCE averages below).  Time charter equivalent revenue per day was adversely affected by a depressed rate environment for dry bulk carriers.

Vessel operating costs for the three months ended December 31, 2014 were $1.2 million related to two Kamsarmax vessels delivered to the Company from a shipyard in August and September 2014.

Charterhire expense was $23.7 million for the three months ended December 31, 2014 relating to the time chartered-in vessels including those described below. See the Company’s Fleet List below for the terms of these agreements.

Depreciation for the three months ended December 31, 2014 was $0.6 million and relates to two owned Kamsarmax vessels.

During the three months ended December 31, 2014 the Company recorded a loss of $55.5 million associated with writing down seven contracts to construct vessels that the Company has classified as held for sale as of December 31, 2014.  These seven contracts to construct vessels include one Kamsarmax construction contract and six contracts for construction of LR2 product tankers (see recent significant events, below).

General and administrative expense was $8.5 million for the three months ended December 31, 2014. Such amount included $6.3 million of restricted stock amortization (noncash) and the balance primarily related to payroll, directors’ fees, professional fees and insurance.  General and administrative expense was $4.8 million for the three months ended December 31, 2013, which includes $3.4 million of restricted stock amortization.

During the three months ended December 31, 2013, the Company recorded a $0.9 million gain in connection with a shareholder receivable denominated in Norwegian kroner that arose in September 2013 but was not settled in U.S. dollars until October 2013.

Explanation of Components of Financial Results for the Year Ended December 31, 2014 and the Period From March 20, 2013 (Date of Inception) to December 31, 2013

For the year ended December 31, 2014, the Company recorded a net loss of $116.6 million and recorded a net loss of $6.3 million during the period from March 20, 2013 (date of inception) to December 31, 2013.

TCE revenue was $45.4 million for the year ended December 31, 2014, associated with 24 vessels time chartered-in and two vessels owned, for which the time charter equivalent revenue per day was $7,957 (see the breakdown of daily TCE averages below).  Time charter equivalent revenue per day was adversely affected by the integration of the time chartered vessels into our fleet which required significant time and fuel as they had to be repositioned for their first voyages as well as a depressed rate environment for dry bulk carriers.

Vessel operating costs for the year ended December 31, 2014 was $1.6 million related to two owned Kamsarmax vessels delivered to the Company from a shipyard in August and September 2014.

Charterhire expense was $73.2 million for the year ended December 31, 2014 relating to the time chartered-in vessels including those described below. See the Company’s Fleet List below for the terms of these agreements.

Depreciation for the year ended December 31, 2014 was $0.7 million and relates to two Kamsarmax vessels delivered to the Company from a shipyard in August and September 2014.

During the year ended December 31, 2014 the Company recorded a loss of $55.5 million associated with writing down seven contracts to construct vessels that the Company has classified as held for sale as of December 31, 2014.  These seven contracts to construct vessels include one Kamsarmax construction contract and six contracts for construction of LR2 product tankers (see recent significant events, below).

General and administrative expense was $31.9 million for the year ended December 31, 2014. Such amount included $23.9 million of restricted stock amortization (noncash) and the balance primarily related to payroll, directors’ fees, professional fees and insurance. General and administrative expense was $5.5 million for the period from March 20, 2013 (date of inception) to December 31, 2013.  Such amount included $3.4 million of restricted stock amortization (noncash) and the balance primarily related to payroll, directors’ fees, professional fees and insurance.

During the period from March 20, 2013 (date of inception) to December 31, 2013, the Company incurred a $1.1 million loss in connection with a shareholder receivable denominated in Norwegian kroner that arose in September 2013 but was not settled in U.S. dollars until October 2013.

Recent Significant Events

Agreements to Modify and Sell Existing Shipbuilding Contracts for Six Capesize Vessels

On December 17, 2014, the Company announced that it had (i) reached agreements with shipyards in South Korea and Romania to modify six newbuilding contracts for Capesize bulk carriers into newbuilding contracts for LR2 product tankers, (ii) reached an agreement to sell four of these LR2 newbuilding contracts to Scorpio Tankers Inc., a related party, and (iii) granted options to Scorpio Tankers Inc. to purchase the two remaining LR2 newbuilding contracts.

The sale price for each of the four LR2 newbuilding contracts is $51.0 million. The two option contracts, which expire on May 31, 2015, may be exercised by Scorpio Tankers Inc. for a fixed purchase price of $52.5 million for each contract.

Agreement to Sell Kamsarmax Newbuilding

On December 19, 2014, the Company announced that it had entered into an agreement to sell a Kamsarmax newbuilding dry bulk vessel for approximately $30.7 million. The vessel is currently being constructed at Tsuneishi Group (Zhoushan) Shipbuilding Inc., and has an expected delivery date in the third quarter of 2015.

Agreements to Modify Existing Shipbuilding Contracts for Three Capesize Vessels

On February 4, 2015, the Company announced that it had reached agreement with a shipyard in South Korea to modify existing newbuilding contracts for three Capesize vessels. The three contracts, two for vessels scheduled for delivery during the first quarter of 2016 and one for a vessel scheduled for delivery during the second quarter of 2016, will now provide for the construction of three LR1 product tankers, two of which will be scheduled for delivery during the second quarter of 2017 and one during the third quarter of 2017. As a result, the Company expects to incur a loss of approximately $22 million relating to writing down the contracts to their estimated fair market value. Also, upon completion of customary documentation, the LR1 contracts will be re-classified on the balance sheet as assets held for sale. Should the contracts be sold for their current fair market value, the estimated future cash obligations of the Company will be reduced by approximately $60 million. The Company has no plans for any further contract conversions. Scorpio Tankers Inc., has informed the Company that it will not purchase the LR1 vessels.

$409 Million Credit Facility

On December 30, 2014, the Company closed a $408.976 million senior secured credit facility arranged by two leading European financial institutions to finance a portion of the purchase price of 20 vessels (six Ultramax, nine Kamsarmax, and five Capesize vessels) with expected deliveries in 2015 and 2016. The facility was previously announced as a $540 million credit facility; however, the facility was reduced to $408.976 million due to the removal of the financing on the four Capesize vessels that the Company has agreed to convert into four LR2 product tankers (of which the Company will sell two LR2 product tankers to Scorpio Tankers Inc. and hold two LR2 product tankers for sale). The facility has a final maturity of six years from the date of signing.

$411.3 Million Credit Facility

On January 15, 2015, the Company closed a previously announced $411.264 million senior secured credit facility with a group of financial institutions to finance a portion of the purchase price of 12 Capesize vessels under construction at Sungdong Shipbuilding & Marine Engineering Co., Ltd. The facility matures in six years, and in certain circumstances up to 12 years, from the delivery of the final vessel securing the facility.

$42 Million Credit Facility

On January 30, 2015, the Company announced that it had closed a previously announced $42 million credit facility with a leading European financial institution to finance a portion of the purchase price of two Kamsarmax vessels (of which one Kamsarmax vessel was delivered in January 2015 to the Company from Imabari Shipbuilding Co. Ltd., Japan and one Kamsarmax vessel is under construction at Imabari Shipbuilding Co. Ltd., Japan). The facility may be drawn in two tranches, each of which has a final maturity of six years from the date of the respective vessel delivery from the yard.

$26 Million Credit Facility

On February 27, 2015, the Company closed a senior secured credit facility of $26 million with ABN AMRO Bank N.V., The Netherlands. The facility has been used to finance a portion of the purchase price of one Capesize vessel, which was delivered to the Company in Q1 2015. The facility shall mature at the earlier of (a) the date falling six months after the drawdown date; and (b) the date ten business days after the date on which the Chinese Ministry of Finance has approved insurance coverage to be provided by the China Export & Credit Insurance Corporation ("Sinosure") in respect of the $230.3 Million Credit Facility discussed below and drawings can be made under such facility. The terms and conditions of the facility, including covenants, are similar to those in the Company's existing credit facilities and customary for financings of this type.

$19.8 Million Credit Facility

On March 2, 2015, the Company closed a senior secured credit facility of up to $19.8 million.  The facility was previously announced as a $39.6 million credit facility, that has now been reduced to a size of $19.8 million due to the removal from the financing of one Kamsarmax vessel which we have classified as held for sale.  The facility was arranged by ABN AMRO Bank N.V., The Netherlands, with insurance cover provided from the China Export & Credit Insurance Corporation ("Sinosure").  The facility will be used to finance a portion of the purchase price of one Kamsarmax vessel currently under construction at Tsuneishi Group Zhoushan Shipyard, China for delivery in Q1 2016.  The facility shall mature 10 years from the date of delivery of the vessel. The terms and conditions of the facility, including covenants, are similar to those in the Company's existing credit facilities and customary for financings of this type.

$230.3 Million Credit Facility

On March 2, 2015, the Company received a commitment from ABN AMRO Bank N.V. and The Export-Import Bank of China, for a loan facility of up to $230.3 million. This commitment finalizes a previously announced memorandum of understanding for a $234.9 million credit facility. This facility was arranged by ABN AMRO Bank N.V., The Netherlands, with insurance cover to be provided from the China Export & Credit Insurance Corporation ("Sinosure"). This facility will be used to finance a portion of the purchase price of seven Capesize vessels (of which one vessel has been delivered and six vessels are currently under construction at Shanghai Waigaoqiao Shipbuilding Co., Ltd, China) for delivery between Q1 2015 and Q2 2016. The terms and conditions of this facility, including covenants, will be similar to those in the Company's existing credit facilities and customary for financings of this type. This facility is subject to customary conditions precedent and the execution of definitive documentation.

Update on Fleet Financing

Including the five credit facilities described above (excluding the $26 million Credit Facility), the Company has now either signed credit facility agreements for or received commitments for 70 of the vessels in its fleet, including five vessels which the Company intends to sell.  In addition, the Company has agreed terms and conditions with a leading European financial institution to finance a portion of the cost of our additional five unfinanced vessels.  The terms and conditions of these facilities, for which commitments are expected during the first half of 2015, are consistent with those of the Company’s existing credit commitments. The closing of any resultant credit facilities would remain subject to credit approval and customary conditions precedent, including negotiation and execution of definitive documentation.

Newbuilding Vessels Deliveries

Through March 2, 2015 the Company has taken delivery of the following Newbuilding vessels during 2015:

•	SBI Bravo, an Ultramax vessel, was delivered from Nantong COSCO KHI Ship Engineering Co., Ltd.

•	SBI Athena, an Ultramax vessel, was delivered from Chengxi Shipyard Co., Ltd.

•	SBI Samba, a Kamsarmax vessel, was delivered from Imabari Shipbuilding Co. Ltd.

•	SBI Antares, an Ultramax vessel, was delivered from Nantong COSCO KHI Ship Engineering Co., Ltd.

•
SBI Puro, a Capesize vessel, was delivered from Shanghai Waigaoqiao Shipbuilding Co., Ltd. The Company has agreed to time charter-out the SBI Puro to a major European charterer for 10-13 months at $13,800 per day.

•	SBI Leo, an Ultramax vessel, was delivered from Dalian COSCO KHI Ship Engineering Co. Ltd.

Current Liquidity

As of March 2, 2015, the Company had $182.1 million in cash and cash equivalents.

Debt

We made the following drawdowns from our credit facilities in November 2014:

	Credit facility	Drawdown amount ($ thousands)	Collateral
1	$39.6 Million Facility	$16,775	SBI Cakewalk
2	$39.6 Million Facility	16,775	SBI Charleston

As of March 2, 2015, the Company’s outstanding debt balance, and amount available to draw is as follows:

	As of December 31, 2014	As of March 2, 2015
	Amount outstanding	Amount outstanding	Amount available
Senior Notes	$73,625	$73,625	$—
$39.6 Million Credit Facility (1)	33,550	33,550	—
$408.976 Million Credit Facility (2)	—	14,988	393,988
$330 Million Credit Facility (1)	—	45,000	285,000
$42 Million Credit Facility (2)	—	20,400	21,000
$19.8 Million Credit Facility (2)	—	—	19,800
$67.5 Million Credit Facility (1)	—	—	67,500
$411.264 Million Credit Facility (3)	—	—	411,264
$230.3 Million Credit Facility (4)	—	—	230,325
$26 Million Credit Facility (5)	—	26,000	—
Total	$107,175	$213,563	$1,428,877

(1)	As most recently described in our press release dated July 30, 2014.

(2)	As described above in this press release.

(3)
As described above in this press release. This total commitment for 12 Capesize vessels will be reduced by five Capesize vessels, two of which the Company has agreed to convert to LR2 product tankers under construction which are to be sold to Scorpio Tankers Inc. and three of which the Company has agreed to convert to LR1 product tankers under construction.

(4)	As described in our press release dated December 5, 2014 and above in this press release.

(5)
As described above in this press release.  This is a credit facility which matures the earlier of (a) six months after the drawdown date or (b) ten business days after the date of which the $230.3 Million Credit Facility has been closed and can be drawn down.

Newbuilding Program

Our Newbuilding Program consists of contracts for the construction of 70 dry bulk vessels, comprised of 29 Ultramax newbuildings, 22 Kamsarmax newbuilding and 19 Capesize newbuildings. Through December 31, 2014, we have taken delivery of two Kamsarmax vessels.  The aggregate construction price for the remaining 68 drybulk vessels is $2,496.9 million.  As of March 2, 2015, we have paid a total of $946.6 million in installment payments due under these shipbuilding contracts including for those vessels delivered to us in 2015. The remaining $1,550.3 million is scheduled to be paid in installments through the delivery dates of each vessel. The estimated future payment dates and amounts are as follows(1):

Q1 2015	$30.6	million(2)
Q2 2015	201.6
Q3 2015	469.4
Q4 2015	270.7
Q1 2016	281.6
Q2 2016	236.4
Q3 2016	60.0
	$1,550.3	million

(1)	These are estimates only and are subject to change as construction progresses.

(2)	Relates to payments expected to be made from March 2, 2015 to March 31, 2015.

Vessels Under Construction To Be Sold

We also have contracts for ten vessels which we intend to sell, consisting of one Kamsarmax vessel under construction, six LR2 product tankers under construction (which were previously Capesize vessels under construction) and three Capesize vessels under construction to be converted to LR1 product tankers under construction. Through March 2, 2015, we have paid $171.5 million under these contracts, including payments made on the nine Capesize vessels under construction prior to their modification.  These ten contracts, including the nine contracts for product tankers, have an aggregate construction price of $527.8 million of which $369.1 million has not been paid as of March 2, 2015.  Until these contracts are sold, the remaining installment payments under the terms of these contracts are estimated to be payable as follows (1):

Q1 2015	$—	million(2)
Q2 2015	—
Q3 2015	53.9
Q4 2015	24.8
Q1 2016	57.6
Q2 2016	25.4
Q3 2016	75.7
Q4 2016	38.4
Q1 2017	27.4
Q2 2017	44.4
Q3 2017	21.5
	$369.1	million

(1)	These are estimates only and are subject to change as construction progresses.

(2)	Relates to payments expected to be made from March 2, 2015 to March 31, 2015.

Conference Call Details:
Wednesday, March 4, 2015 and will host a conference call later in the day at 11:30 AM Eastern Standard Time and 5:30 PM Central European Time.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (800)-236-9788 (U.S.) or 1 (913)-312-0975 (International). The conference participant passcode is 3379110. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: http://www.visualwebcaster.com/event.asp?id=101761

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations (unaudited)
(Dollars in Thousands, Except Per Share Data)

	Three Months Ended December 31, 2014	Three Months Ended December 31, 2013	For the year Ended December 31, 2014	Period from March 20, 2013 (date of inception) to December 31, 2013
Revenue:
Vessel revenue	$17,732	$—	$48,987	$—
Operating expenses:
Voyage expenses	161	—	3,579	—
Vessel operating costs	1,218	—	1,600	—
Charterhire expense	23,746	—	73,214	—
Vessel depreciation	569	—	686	—
Loss on disposal of assets	55,487	—	55,487	—
General and administrative expenses	8,524	4,829	31,909	5,505
Total operating expenses	89,705	4,829	166,475	5,505
Operating loss	(71,973)	(4,829)	(117,488)	(5,505)
Other income (expense):
Interest income	130	323	1,052	341
Foreign exchange gain (loss)	43	945	43	(1,135)
Other expense, net	(198)	(8)	(172)	(8)
Total other income (expense)	(25)	1,260	923	(802)
Net loss	$(71,998)	$(3,569)	$(116,565)	$(6,307)

Loss per common share- basic and diluted (1)	$(0.48)	$(0.04)	$(0.85)	$(0.16)
Weighted-average shares outstanding- basic and diluted (1)	151,119,957	91,023,403	137,592,861	39,925,160

(1)
Diluted weighted-average shares outstanding, which would include the impact of restricted shares, for the three months ended December 31, 2014 and 2013 , for the year ended December 31, 2014 and for the period from March 20, 2013 (date of inception) to December 31, 2013, would be anti-dilutive since the Company is in a net loss position. As such, there is no difference between basic and diluted earnings per share for these periods.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets (unaudited)
(Dollars in Thousands, Except Per Share Data)

	December 31,
	2014	2013
Current assets
Cash and cash equivalents	$272,673	$733,896
Due from charterers	12,411	—
Due from related party	31,277	—
Prepaid expenses and other current assets	2,557	61
Assets held for sale	43,781	—
Total current assets	362,699	733,957
Non-current assets
Vessels, net	66,633	—
Vessels under construction	866,844	371,692
Deferred financing costs, net	3,181	—
Other assets	24,848	35
Total non-current assets	961,506	371,727
Total assets	$1,324,205	$1,105,684

Liabilities and shareholders’ equity
Current liabilities
Bank loans	$3,300	$—
Accounts payable and accrued expenses	17,042	1,472
Total current liabilities	20,342	1,472
Non-current liabilities
Bank loans	30,250	—
Senior Notes	73,625	—
Total non-current liabilities	103,875	—
Total liabilities	124,217	1,472
Shareholders’ equity
Common stock, $0.01 par value per share; authorized 450,000,000 shares; issued and outstanding 180,299,695 and 133,403,931 shares as of December 31, 2014 and December 31, 2013, respectively	1,803	1,334
Paid-in capital	1,321,057	1,109,185
Accumulated deficit	(122,872)	(6,307)
Total shareholders’ equity	1,199,988	1,104,212
Total liabilities and shareholders’ equity	$1,324,205	$1,105,684

Scorpio Bulkers Inc. and Subsidiaries
Statements of Cash Flows (unaudited)
(Dollars in Thousands)

	For the year ended December 31, 2014	Period from March 20, 2013 (date of inception) to December 31, 2013
Operating activities
Net loss	$(116,565)	$(6,307)
Adjustment to reconcile net loss to net cash used by
operating activities:
Restricted stock amortization	23,869	3,359
Amortization of deferred financing costs	150	—
Vessel depreciation	686	—
Loss on disposal of assets	55,487	—
Changes in operating assets and liabilities:
Increase in amounts due from charterers	(17,716)	(35)
Increase in prepaid expenses and other current assets	(2,496)	(61)
Increase in accounts payable and accrued expenses	6,245	807
Net cash used in operating activities	(50,340)	(2,237)
Investing activities
Security deposit paid on assets held for sale	(31,277)	—
Payments for vessels and vessels under construction	(651,505)	(371,692)
Net cash used in investing activities	(682,782)	(371,692)
Financing activities
Proceeds from issuance of common stock	187,615	1,107,825
Proceeds from bank loans	33,550	—
Proceeds from Senior Notes offering	73,625	—
Debt issue costs paid	(22,891)	—
Net cash provided by financing activities	271,899	1,107,825
(Decrease) increase in cash and cash equivalents	(461,223)	733,896
Cash at cash equivalents, beginning of period	733,896	—
Cash and cash equivalents, end of year	$272,673	$733,896

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)
(Dollars in Thousands, Except Per Day Data)

	Three Months Ended December 31, 2014	Three Months Ended December 31, 2013	For the Year Ended December 31, 2014	Period from March 20, 2013 (date of inception) to December 31, 2013
Time Charter Equivalent Revenue (1):
Vessel revenue	$17,732	$—	$48,987	$—
Voyage expenses	161	—	3,579	—
Time charter equivalent revenue	$17,571	$—	$45,408	$—
Time charter equivalent revenue attributable to:
Kamsarmax	$13,779	$—	$32,265	$—
Ultramax	3,792	—	10,143	—
	$17,571	$—	$42,408	$—
Revenue days (1):
Kamsarmax	1,570	—	4,527	—
Ultramax	459	—	1,180	—
Combined	2,029	—	5,707	—
TCE per revenue day (1):
Kamsarmax	$8,777	$—	$7,790	$—
Ultramax	$8,261	$—	$8,599	$—
Combined	$8,660	$—	$7,957	$—

(1)
We define Time Charter Equivalent (TCE) revenue as voyage revenues less voyage expenses.  Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards.  TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

Fleet List as of March 2, 2015

Newbuilding Program

Owned vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Puro	2015	180,000	Capesize
Total Capesize		180,000
SBI Cakewalk	2014	82,000	Kamsarmax
SBI Charleston	2014	82,000	Kamsarmax
SBI Samba	2015	84,000	Kamsarmax
Total Kamsarmax		248,000
SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
Total Ultramax		247,000
Total Owned Vessels DWT		675,000

Vessels under construction

Capesize
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull H1310 - TBN SBI Valrico	Q3-15	180,000	Waigaoqiao
2	Hull H1311 - TBN SBI Maduro	Q4-15	180,000	Waigaoqiao
3	Hull H1364 - TBN SBI Belicoso	Q3-15	180,000	Waigaoqiao
4	Hull H1365 - TBN SBI Corona	Q1-16	180,000	Waigaoqiao
5	Hull H1366 - TBN SBI Diadema	Q1-16	180,000	Waigaoqiao
6	Hull H1367 - TBN SBI Estupendo	Q2-16	180,000	Waigaoqiao
7	Hull S1205 - TBN SBI Camacho	Q2-15	180,000	Sungdong
8	Hull S1206 - TBN SBI Montesino	Q2-15	180,000	Sungdong
9	Hull S1211 - TBN SBI Magnum	Q2-15	180,000	Sungdong
10	Hull S1212 - TBN SBI Montecristo	Q3-15	180,000	Sungdong
11	Hull S1213 - TBN SBI Aroma	Q3-15	180,000	Sungdong
12	Hull S1214 - TBN SBI Cohiba	Q4-15	180,000	Sungdong
13	Hull S1215 - TBN SBI Habano	Q1-16	180,000	Sungdong
14	Hull H1059 - TBN SBI Churchill	Q4-15	180,000	Daewoo
15	Hull H1060 - TBN SBI Perfecto	Q1-16	180,000	Daewoo
16	Hull H1061 - TBN SBI Presidente	Q2-16	180,000	Daewoo
17	Hull HN1058 - TBN SBI Behike	Q4-15	180,000	Daehan
18	Hull HN1059 - TBN SBI Monterrey	Q4-15	180,000	Daehan
	Capesize NB DWT		3,240,000

Kamsarmax

	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull S1681 - TBN SBI Rumba	Q3-15	84,000	Imabari
2	Hull 1090 - TBN SBI Electra	Q3-15	82,000	Yangzijiang
3	Hull 1091 - TBN SBI Flamenco	Q3-15	82,000	Yangzijiang
4	Hull 1092 - TBN SBI Rock	Q4-15	82,000	Yangzijiang
5	Hull 1093 - TBN SBI Twist	Q1-16	82,000	Yangzijiang
6	Hull SS179 - TBN SBI Merengue	Q1-16	81,600	Tsuneishi
7	Hull S1228 - TBN SBI Capoeira	Q2-15	82,000	Hudong
8	Hull S1722A - TBN SBI Conga	Q2-15	82,000	Hudong
9	Hull S1723A - TBN SBI Bolero	Q3-15	82,000	Hudong
10	Hull S1229 - TBN SBI Carioca	Q3-15	82,000	Hudong
11	Hull S1724A - TBN SBI Sousta	Q3-15	82,000	Hudong
12	Hull S1725A - TBN SBI Reggae	Q4-15	82,000	Hudong
13	Hull S1726A - TBN SBI Zumba	Q1-16	82,000	Hudong
14	Hull S1231 - TBN SBI Macarena	Q1-16	82,000	Hudong
15	Hull S1735A - TBN SBI Parapara	Q2-16	82,000	Hudong
16	Hull S1736A - TBN SBI Mazurka	Q2-16	82,000	Hudong
17	Hull S1230 - TBN SBI Lambada	Q3-15	82,000	Hudong
18	Hull S1232 - TBN SBI Swing	Q2-16	82,000	Hudong
19	Hull S1233 - TBN SBI Jive	Q3-16	82,000	Hudong
	Kamsarmax NB DWT		1,559,600

Ultramax

	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull 1907 - TBN SBI Hera	Q2-16	60,200	Mitsui
2	Hull 1906 - TBN SBI Zeus	Q2-16	60,200	Mitsui
3	Hull 1911 - TBN SBI Poseidon	Q2-16	60,200	Mitsui
4	Hull 1912 - TBN SBI Apollo	Q2-16	60,200	Mitsui
5	Hull S870 - TBN SBI Echo	Q3-15	61,000	Imabari
6	Hull S871 - TBN SBI Tango	Q3-15	61,000	Imabari
7	Hull S-A098 - TBN SBI Achilles	Q4-15	61,000	Imabari
8	Hull S-A089 - TBN SBI Cronos	Q4-15	61,000	Imabari
9	Hull S-A090 - TBN SBI Hermes	Q1-16	61,000	Imabari
10	Hull NE182 - TBN SBI Maia	Q3-15	61,000	Nacks
11	Hull NE183 - TBN SBI Hydra	Q3-15	61,000	Nacks
12	Hull NE194 - TBN SBI Hyperion	Q2-16	61,000	Nacks
13	Hull NE195 - TBN SBI Tethys	Q2-16	61,000	Nacks
14	Hull DE019 - TBN SBI Lyra	Q2-15	61,000	Dacks
15	Hull DE020 - TBN SBI Subaru	Q2-15	61,000	Dacks
16	Hull DE021 - TBN SBI Ursa	Q3-15	61,000	Dacks
17	Hull CX0651 - TBN SBI Pegasus	Q3-15	64,000	Dacks
18	Hull CX0652 - TBN SBI Orion	Q4-15	64,000	Chengxi
19	Hull CX0612 - TBN SBI Thalia	Q4-15	64,000	Chengxi
20	Hull CX0653 - TBN SBI Hercules	Q4-15	64,000	Chengxi
21	Hull CX0627 - TBN SBI Perseus	Q1-16	64,000	Chengxi
22	Hull CX0654 - TBN SBI Kratos	Q1-16	64,000	Chengxi
23	Hull CX0655 - TBN SBI Samson	Q2-16	64,000	Chengxi
24	Hull CX0613 - TBN SBI Phoebe	Q3-16	64,000	Chengxi
25	Hull CX0656 - TBN SBI Phoenix	Q3-16	64,000	Chengxi
	Ultramax NB DWT		1,548,800
	Total Newbuild DWT		6,348,400

Vessels to be Sold

	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull S3120 - TBN SBI Parejo	Q3-16	115,000	Sungdong
2	Hull S3121 - TBN SBI Tuscamina	Q3-16	115,000	Sungdong
3	Hull H5023 - TBN SBI Panatela	Q4-16	112,000	Daewoo
4	Hull H5024 - TBN SBI Robusto	Q1-17	112,000	Daewoo
5	Hull H.5003 - TBN SBI Macanudo	Q1-16	115,000	Daehan
6	Hull H.5004 - TBN SBI Cuaba	Q2-16	115,000	Daehan
	Total LR2 NB DWT		684,000
1	Hull S3122 - TBN SBI Lonsdale	Q2-17	74,500	Sungdong
2	Hull S3123 - TBN SBI Partagas	Q2-17	74,500	Sungdong
3	Hull S3124 - TBN SBI Toro	Q3-17	74,500	Sungdong
	Total LR1 NB DWT		223,500
	Total Product Tankers NB DWT		907,500
	Kamsarmax Held for Sale
1	Hull SS164 - TBN SBI Salsa	Q3-15	81,600	Tsuneishi
	Total Kamsarmax NB DWT		81,600
	Total Vessels Held for Sale DWT		989,100

As used in this earnings release “Dacks” refers to Dalian COSCO KHI Ship Engineering Co. Ltd., “Daehan” refers to Daehan Shipbuilding Co., Ltd., “Daewoo” refers to Daewoo Mangalia Heavy Industries S.A.,“Chengxi” refers to Chengxi Shipyard Co., Ltd., “Hudong” refers to Hudong-Zhonghua Shipbuilding (Group) Co., Inc., “Imabari” refers to Imabari Shipbuilding Co. Ltd., “Mitsui” refers to Mitsui Engineering & Shipbuilding Co. Ltd., “Nacks” refers to Nantong COSCO KHI Ship Engineering Co., Ltd., “Sungdong” refers to Sungdong Shipbuilding & Marine Engineering Co., Ltd., “Tsuneishi” refers to Tsuneishi Group (Zhoushan) Shipbuilding Inc., “Waigaoqiao” refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd., and “Yangzijiang” refers to Jiangsu Yangzijiang Shipbuilding Co. Ltd.

(1)	Expected delivery date relates to quarter during which each vessel is currently expected to be delivered from the shipyard.

Time chartered-in vessels

The Company has time chartered-in 14 dry bulk vessels. The terms of the time charter-in contracts are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Post-Panamax	2012	98,700	China	$13,000	15-Oct-16	(1)
Post-Panamax	2009	93,000	China	See Note (2)	09-May-15	(2)
Post-Panamax	2011	93,000	China	$9,500	11-Aug-15	(3)
Kamsarmax	2014	82,500	South Korea	$12,000	23-Jul-15	(4)
Kamsarmax	2012	82,000	South Korea	$15,500	23-Jul-17	(5)
Kamsarmax	2011	81,900	South Korea	$12,750	03-Apr-15	(6)
Kamsarmax	2011	81,500	South Korea	$15,000	15-Jan-16	(7)
Panamax	2004	77,500	China	$14,000	03-Jan-17	(8)
Panamax	2014	76,000	China	See Note (9)	19-Jun-15	(9)
Ultramax	2010	61,000	Japan	$14,200	01-Apr-17	(10)
Supramax	2010	58,000	China	$14,250	12-Dec-15	(11)
Supramax	2008	58,000	China	$12,250	13-Jun-16	(12)
Supramax	2015	55,000	Japan	$14,000	27-Jan-18	(13)
Handymax	2002	48,500	Japan	$12,000	31-Jan-17	(14)
Total TC DWT		1,046,600

(1)
This vessel has been time chartered-in for 21 to 25 months at the Company’s option at $13,000 per day. The Company has the option to extend this time charter for one year at $14,000 per day. This vessel was delivered February 22, 2015.

(2)
This vessel has been time chartered-in for ten to 14 months at the Company's option at a rate of 90% of the Baltic Panamax 4TC Index. The Company has the option to extend this time charter for an additional ten to 14 months at the same rate of hire.  The vessel was delivered on July 9, 2014.

(3)
This vessel has been time chartered-in for 11 to 13 months at the Company’s option at $9,500 per day. The Company has the option to extend this time charter for one year at $11,500 per day. The vessel was delivered on September 11, 2014.

(4)
This vessel has been time chartered-in for 11 to 14 months at the Company’s option at $12,000 per day. The Company has the option to extend this time charter for one year. The vessel was delivered on August 22, 2014.

(5)
This vessel has been time chartered-in for 39 to 44 months at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

(6)
This vessel has been time chartered-in for 11 to 13 months at the Company’s option at $12,750 per day. The Company has the option to extend this time charter for one year at $13,750 per day. The vessel was delivered on May 3, 2014.

(7)
This vessel has been time chartered-in for 23 to 28 months at the Company’s option at $15,000 per day. The Company has the option to extend the charter for an additional 11 to 13 months at $16,000 per day. This vessel was delivered on February 15, 2014

(8)	This vessel has been time chartered-in for 32 to 38 months at the Company’s option at $14,000 per day. The vessel was delivered on May 3, 2014.

(9)
This vessel has been time chartered-in for 10 to 13 months at Company’s option at $5,000 per day for the first 40 days and $10,000 thereafter, per day.  The Company has the option to extend the charter for an additional year. The vessel was delivered on August 10, 2014.

(10)
This vessel has been time chartered-in for three years at $14,200 per day. The Company has options to extend the charter for up to three consecutive one year periods at $15,200 per day, $16,200 per day and $17,200 per day, respectively. This vessel was delivered on April 13, 2014.

(11)
This vessel has been time chartered-in for 20 to 24 months at the Company’s option at $14,250 per day. The Company has the option to extend the charter for an additional ten to 12 months at $14,850 per day. This vessel was delivered on April 12, 2014.

(12)
This vessel has been time chartered-in for 21 to 25 months at the Company’s option at $12,250 per day. The Company has the option to extend this time charter for one year at $13,000 per day. The vessel was delivered on September 13, 2014.

(13)
This vessel has been time chartered-in for three years at $14,000 per day. The Company has options to extend the charter for up to two consecutive one year periods at $15,000 per day and $16,000 per day, respectively. This vessel was delivered January 27, 2015.

(14)
This vessel has been time chartered-in for 34 to 37 months at the Company’s option at $12,000 per day. The Company has options to extend the charter for up to three consecutive one year periods at $12,750 per day, $13,600 per day and $14,800 per day, respectively. This vessel was delivered on March 31, 2014.

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns eight vessels, consisting of one Capesize, three Kamsarmax vessels and four Ultramax vessels. The Company also time charters-in 14 dry bulk vessels (consisting of one Handymax, one Ultramax, three Supramax, two Panamax, four Kamsarmax and three Post-Panamax vessels) and has contracted for 63 dry bulk vessels consisting of 25 Ultramax, 20 Kamsarmax (including one vessel held for sale) and 18 Capesize vessels, from shipyards in Japan, South Korea, China and Romania. The Company has also contracted for nine product tankers that are currently classified as held for sale, including six LR2’s and three LR1’s from shipyards in South Korea and Romania. Upon final delivery of all of the vessels the owned fleet is expected to have a total carrying capacity of approximately 7.0 million deadweight tonnes. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)

Non-GAAP Measures

This press release describes adjusted net income, which is not a measure prepared in accordance with GAAP. The Non-GAAP measure presented in this press release as we believe that it provides investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with GAAP.

Adjusted net loss

	For the three months ended December 31,
	2014		2013
	Amount (unaudited)	Per share (unaudited)	Amount (unaudited)	Per share (unaudited)
Net loss	$(71,998)	$(0.48)	$(3,569)	$(0.04)
Adjustments:
Loss on disposal of assets	55,487	0.37	—	—
Adjusted net loss	$(16,511)	$(0.11)	$(3,569)	$(0.04)

	For the year ended December 31, 2014		Period from March 20, 2013 (date of inception) to December 31, 2013
	Amount (unaudited)	Per share (unaudited)	Amount (unaudited)	Per share (unaudited)
Net loss	$(116,565)	$(0.85)	$(6,307)	$(0.16)
Adjustments:
Loss on disposal of assets	55,487	0.40	—	—
Adjusted net loss	$(61,078)	$(0.45)	$(6,307)	$(0.16)